Exhibit 99.111

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR
FOR DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces Shareholder Approval of Acquisition of Strathmore Minerals Corp.

Toronto, Ontario – August 13, 2013

Energy Fuels Inc. (TSX : EFR) (OTCQX : EFRFF) (“Energy Fuels” or the “Company”) is pleased to announce that at a special meeting held today, shareholders of Energy Fuels overwhelmingly approved the previously announced acquisition of Strathmore Minerals Corp. (“Strathmore”) (TSX : STM) (OTCQX : STHJF). As was previously announced on June 11, 2013, Energy Fuels and Strathmore have entered into a definitive arrangement agreement whereby Energy Fuels will acquire all of the issued and outstanding shares of Strathmore (the “Transaction”) in exchange for Energy Fuels Shares, by way of a plan of arrangement (the “Arrangement”). Details of the Transaction are set out in Energy Fuels’ management information circular dated July 15, 2012 (the “Circular”), which is available under Energy

Fuels’ profile on www.sedar.com.

Of the votes cast at the Energy Fuels shareholder meeting, 99.31% were in favour of the Arrangement.

Completion of the Arrangement is subject to satisfaction of various conditions, including the issuance of a final order approving the Arrangement by the Supreme Court of British Columbia. The hearing in respect of such final order is scheduled for August 21, 2013. The completion of the Transaction is also subject to satisfaction of certain customary conditions, including but not limited to, Strathmore shareholder approval and regulatory approval. Subject to satisfaction of such conditions, the effective time and date of the Transaction is expected to be at 11:59 (Eastern) on August 28, 2013.

In addition, the shareholders of Energy Fuels were asked to authorize a share consolidation (the “Share Consolidation”) as described in the Circular. Of the votes cast at the Energy Fuels shareholder meeting, 98.34% were in favour of the Share Consolidation. The Share Consolidation will be implemented at the discretion of the Board of Directors of the Company, but will not be implemented prior to completion of the Arrangement.

About Energy Fuels Inc.

Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

Additional information about Energy Fuels Inc. is available by visiting Energy Fuels' website at www.energyfuels.com or under its profile on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the proposed Transaction between Energy Fuels and Strathmore, the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction; the conditions to the completion of the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels' most recent annual information form and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Contact Information:

Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com